[GRAPHIC OMITTED]

Press Release   Contact: John G. Johnson, Jr.          Media: David E. Bright
                         Foamex International Inc.            212 634-8810
                         610 859-3030

                             FOR IMMEDIATE RELEASE

                       LETTER OF INTENT FOR ACQUISITION OF
                          FOAMEX INTERNATIONAL EXTENDED
                      ------------------------------------

                Discussions Continue With Sorgenti/Liberty Group
                      ------------------------------------

              Possible Management -led Buyout Also Being Discussed
                      ------------------------------------

         LINWOOD,  PENNSYLVANIA,  November 1, 1999 - Foamex  International  Inc.
         (Nasdaq: FMXI), North America's largest manufacturer of flexible polyurethane and advanced polymer foam products, today announced that the Letter of Intent with Sorgenti Chemical Industries, LLC and Liberty Partners Holdings 20, LLC has expired by its terms. However, the Sorgenti/Liberty Group requested an extension of the Letter of Intent until December 15, 1999. The parties agreed to the extension and are continuing discussions towards a possible transaction. As previously announced, the Letter of Intent provides for a business combination at $11.50 per share in cash for all of the Company's outstanding common shares, subject to due diligence and execution of a definitive agreement.

               Foamex also announced that it has authorized a due diligence review for a possible business combination led by John G. Johnson, the President and Chief Executive Officer of the Company. Mr. Johnson has informed the Board of Directors that he is working with various possible sources of equity funding, but that he has no firm commitments for the financing of a transaction. No formal proposal has been made to the Company by Mr. Johnson.

               There can be no assurance that any transaction will take place with Sorgenti/Liberty, Mr. Johnson's group or any other party, or, if there is a transaction, that it would provide for payment in cash at or above $11.50 per share.

                                     -more-

               Marshall S. Cogan, Chairman of Foamex, stated, "The Company is continuing to work with J.P. Morgan to develop an appropriate strategic alternative for Foamex that would be in the best interest of all Foamex shareholders."

               Separately, John G. Johnson, Jr., Chief Executive Officer and President, added, "During the third quarter of 1999 Foamex continued to implement programs designed to build a new organization and position the Company for sustained profitability. Strong top line performance by our Automotive and Technical Products businesses paced our third quarter results, signaling continued improved performance."

               The Company expects to report results for the third quarter 1999 on or about November 9, 1999.

               Foamex, headquartered in Linwood, Pennsylvania, manufactures and markets flexible polyurethane and advanced polymer products in North America. For more information, visit its web site at http://www.foamex.com.

               This press release contains forward-looking information, and actual results may materially vary from those expressed or implied herein. Factors that could affect these results include those mentioned in the documents filed with the Securities and Exchange Commission.


                                      # # #